Exhibit 99.2

Stockholm	3 September 2024

Notice of extraordinary meeting of Calliditas Therapeutics AB (publ)

The shareholders of Calliditas Therapeutics AB (publ) (“Calliditas Therapeutics”), Reg. No. 556659-9766, with registered office in Stockholm, are summoned to the extraordinary general meeting on Monday 30 September 2024 at 12:00 p.m. CEST at Advokatfirman Vinge’s premises on Smålandsgatan 20, SE-111 46, Stockholm, Sweden. Registration starts at 11:30 a.m. CEST.

Background

Asahi Kasei Corporation (“Asahi Kasei”), which has announced that the public offer made regarding the company’s shares has been accepted to such extent that Asahi Kasei becomes the owner of more than 90 per cent of the shares and votes in the company, has requested the board of directors to issue a notice to an extraordinary general meeting to address the matters that are set out in the proposed agenda. Furthermore, Asahi Kasei has informed Calliditas that the company will revert with its proposed resolutions for the requested items 7-11 on the proposed agenda in connection with the general meeting, at the latest, and will be prepared to present its proposals at the general meeting.

Right to participate in the extraordinary general meeting and notice of participation

A shareholder who wishes to participate in the general meeting must (i) be recorded as a shareholder in the share register maintained by Euroclear Sweden AB relating to the circumstances on 20 September 2024, and (ii) no later than 24 September 2024 give notice by post to Calliditas Therapeutics AB (publ), Extraordinary General Meeting 2024, c/o Euroclear Sweden, Box 191, SE-101 23 Stockholm, Sweden or via e-mail to GeneralMeetingService@euroclear.com. When providing such notice, the shareholder shall state name, personal or corporate registration number, address, telephone number and the number of any accompanying assistant(s) (maximum two assistants) as well as information about any proxy.

If a shareholder is represented by proxy, a written, dated proxy for the representative must be issued. A proxy form is available on the company’s website, www.calliditas.se. If the proxy is issued by a legal entity, a certificate of registration or equivalent certificate of authority should be enclosed. To facilitate the registration at the general meeting, the proxy and the certificate of registration or equivalent certificate of authority should be sent to the company as set out above so that it is received no later than 27 September 2024.

Nominee-registered shares

To be entitled to participate in the general meeting, a shareholder whose shares are held in the name of a nominee must, in addition to providing notification of participation, register its shares in its own name so that the shareholder is recorded in the share register relating to the circumstances on 20 September 2024. Such registration may be temporary (so-called voting right registration) and is requested from the nominee in accordance with the nominee’s procedures and in such time in advance as the nominee determines. Voting right registrations completed by the nominee not later than 24 September 2024 are taken into account when preparing the share register.

Number of shares and votes

As of the date of this notice there are a total 54,033,447 ordinary shares outstanding in the company that entitle to one vote per share at the general meeting. Furthermore, as of the date of this notice, the company holds 5,908,018 own ordinary shares which cannot be represented at the general meeting. Thus, there are a total of 59,941,465 ordinary shares and votes in the company, of which 54,033,447 shares and votes can be represented at the general meeting.

Proposed agenda

1.	Opening of the meeting
2.	Election of a chairman of the meeting
3.	Preparation and approval of the voting register
4.	Approval of the agenda
5.	Election of one or two persons to approve the minutes
6.	Determination of whether the meeting was duly convened
7.	Determination of the number of board members
8.	Election and removal of board members
9.	Determination of fees to the board members
10.	Resolution that the principles for appointing the nomination committee shall no longer apply after the delisting of Calliditas’ shares from Nasdaq Stockholm
11.	Resolution that the guidelines on remuneration to group management and board members shall no longer apply after the delisting of Calliditas’ shares from Nasdaq Stockholm
12.	Closing of the meeting

Election of chairman of the meeting (item 2)

The nomination committee proposes that Dain Hård Nevonen is elected as chairman of the general meeting.

Shareholder’s right to obtain information

Shareholders are reminded of their right to, at the general meeting, obtain information from the board of directors and CEO in accordance with Chapter 7 Section 32 of the Companies Act. Shareholders who wish to submit questions in advance may do so by sending post to Calliditas Therapeutics AB (publ), att. Fredrik Johansson, Kungsbron 1 D5, SE-111 22 Stockholm, Sweden, or via e-mail to fredrik.johansson@calliditas.com.

Other information

Proxy forms will be available at the company’s office and on Kungsbron 1 D5, SE-111 22 Stockholm, Sweden, and on the company’s webpage, www.calliditas.se/en/ at least three weeks before the general meeting. Copies of the documents will be sent to the shareholders who so request and who states their postal address.

Processing of personal data

For information on how your personal data is processed, please see the integrity policy that is available at Euroclear’s website, https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf.

Stockholm, 3 September 2024 Calliditas Therapeutics AB (publ) The board of directors

This is an in-house translation of the Swedish original wording. In case of discrepancies between the English translation and the Swedish original, the Swedish text shall prevail.